Adagene Inc.

4F, Building C14, No. 218

Xinghu Street, Suzhou Industrial Park

Suzhou, Jiangsu Province, 215123

People’s Republic of China

January 7, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Lauren Hamill

Re:	Adagene Inc.

Registration Statement on Form F-3

Filed October 31, 2025

File No. 333-291196

Ladies and Gentlemen:

On behalf of Adagene Inc., (the “Company”), and pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the above-referenced Registration Statement on Form F-3 be accelerated so that it will be declared effective at 4:15

p.m. on January 9, 2026, or as soon thereafter as is practicable.

Please direct any questions regarding the foregoing to Xuelin (Steve) Wang at +852 2533-1092 (xuelin.wang@davispolk.com) of Davis Polk & Wardwell LLP, counsel to the Company.

Sincerely,

/s/ Peter Luo
Peter Luo

Chief Executive Officer
Adagene Inc.

cc: Xuelin (Steve) Wang, Esq.